UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on January 23, 2025, SYLA Technologies Co., Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) on February 14, 2025, at 2:00 p.m., Japan Standard Time (February 14, 2025, at 0:00 a.m., U.S. Eastern Standard Time) in Tokyo, Japan. The purpose of the Meeting was to vote on the following proposals, as more fully described in the Notice of Convocation included as Exhibit 99.1 to the Company’s report on Form 6-K furnished on January 23, 2025 (the “Notice”):

●	Proposal 1: Approval of the Share Exchange Agreement between the Company and CUMICA CORPORATION
●	Proposal 2: Appointment of a Director of the Company

1. Approval of the Share Exchange Agreement between the Company and CUMICA CORPORATION

Stockholders voted to approve the Share Exchange Agreement between the Company and CUMICA CORPORATION, as described in the Notice, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
196,482	5,534	-	45,799

2. Appointment of a Director of the Company

Stockholders voted to approve the appointment of a Director of the Company, as described in the Notice, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
196,517	5,499	-	45,799

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. The information contained in any website is not a part of this Form 6-K. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Exhibit Index

Exhibit No.	Document
99.1	Press release of the registrant dated February 14, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: February 14, 2025	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer